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Cavas S. Pavri

202.724.6847

cpavri@schiffhardin.com

August 19, 2021

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Davis, Esq.

Re:	NorthView Acquisition Corp.

Amendment No. 1 to

Registration Statement on Form S-1

Filed July 1, 2021

File No. 333-257156

Dear Mr. Davis:

This letter is being submitted on behalf of NorthView Acquisition Corp. (the “Company”) in response to the comment letter, dated July 26, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed July 1, 2021 (the "Amended Registration Statement”).

For the Staff’s convenience, we have repeated the Staff’s comment prior to the Company’s response in bold italics.

Amended Form S-1 filed July 1, 2021

Capitalization, page 62.

1.       We note that you are offering 18,000,000 common shares as part of your initial public offering of units, but only show 16,443,633 common shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of any event that is not solely within the control of the holder, in concluding that all 18,000,000 common shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Securities and Exchange Commission

Response: The guidance the Company is principally relying on is the following sections of ASC 480-10-S99:

3.f. Certain redemptions upon liquidation events. Ordinary liquidation events, which involve the redemption and liquidation of all of an entity's equity instruments for cash or other assets of the entity, do not result in an equity instrument being subject to ASR 268. In other words, if the payment of cash or other assets is required only from the distribution of net assets upon the final liquidation or termination of an entity (which may be a less-than-wholly-owned consolidated subsidiary), then that potential event need not be considered when applying ASR 268.

14. If an equity instrument subject to ASR 268 is currently redeemable (for example, at the option of the holder), it should be adjusted to its maximum redemption amount at the balance sheet date. If the maximum redemption amount is contingent on an index or other similar variable (for example, the fair value of the equity instrument at the redemption date or a measure based on historical EBITDA), the amount presented in temporary equity should be calculated based on the conditions that exist as of the balance sheet date…

15. …If it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), the SEC staff will not object to either of the following measurement methods provided the method is applied consistently:

a...

b. Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

18. If classification of an equity instrument as temporary equity is no longer required (if, for example, a redemption feature lapses, or there is a modification of the terms of the instrument), the existing carrying amount of the equity instrument should be reclassified to permanent equity at the date of the event that caused the reclassification. Prior financial statements are not adjusted. Additionally, the SEC staff believes that it would be inappropriate to reverse any adjustments previously recorded to the carrying amount of the equity instrument (pursuant to paragraphs 14–16) in conjunction with such reclassifications.

The Company believes that such guidance applies to special purpose acquisition companies and to the facts and circumstances relevant to the Company.

As detailed in the Registration Statement, upon a liquidation, all of the public shares are subject to redemption whereby they will receive a pro rata distribution from the proceeds held in the trust account (less reduction for certain amounts as disclosed) in accordance with the liquidation provision in the Company’s form of Amended and Restated Certificate of Incorporation, which will be in effect prior to the Company’s initial public offering (the “IPO Certificate”).

Securities and Exchange Commission

The public stockholders also have the right to redeem their shares in connection with an initial business combination for a pro rata amount of the proceeds held in the trust account (less reduction for certain amounts as disclosed in the Registration Statement) in accordance with the tender offer/stockholder approval provisions in the IPO Certificate. Although the Company does not specify a maximum redemption threshold, Section 9.2 of the IPO Certificate provides that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares or the related initial business combination, and instead would search for an alternate initial business combination.

In accordance with the accounting guidance provided in ASC 480, ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Accordingly, all of the 18,000,000 shares would only be redeemable upon a liquidation event.

In contrast, with respect to a redemption in connection with a business combination, the Company will allow for a variable number of shares to be redeemed as long as its net tangible assets remains at least $5,000,001. In accordance with the guidance of ASC 480, the amount of shares that can be redeemed at the option of the holder is classified outside of permanent equity. Accordingly, in accordance with the Company’s IPO Certificate, the Company will proceed with an initial business combination only in the event that the number of public shareholders who exercise their redemption rights does not cause the Company’s net tangible assets to fall below $5,000,001.

The 16,443,633 public shares represent the number of shares that may be redeemed in connection with a business combination without causing the Company’s net tangible assets to fall below $5,000,001. Any potential share redemptions in excess of these amounts would not be approved by the Company and the initial business combination would fail. Thus, the event triggering the redemption would be cancelled and the shares no longer subject to redemption.

These limitations and procedures are disclosed throughout the Registration Statement. Thus, every investor is aware of the limitation and is part of the ‘contract’ with each investor.

Accordingly, the Company has determined that the presentation is most consistent with the above guidance.

* * *

Securities and Exchange Commission

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures
cc:	Jack Stover, Chief Executive Officer

Ralph De Martino, Schiff Hardin LLP